

May 4, 2007

<u>By facsimile to (612) 340-7900 and U.S. Mail</u>

Mr. Fred C. Boethling
President
CapSource Financial, Inc.
2305 Canyon Boulevard, Suite 103
Boulder, CO 80302

Re: CapSource Financial, Inc.
        Pre-effective Amendments 2 and 3 to Registration Statement on Form SB-2
        Filed April 20 and 25, 2007
        File No. 333-137829
        Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and
        Amendment 3 to Current Report on Form 8-K dated May 1, 2006 and filed April 20,
        2007
        File No. 1-31730

Dear Mr. Boethling:

        We reviewed the filings and have the comments below.

<p align="center"><u>SB-2/A1</u></p>

<u>General</u>

1.   Given the number of shares of common stock outstanding before the warrant transaction
        held by persons others than the selling securityholders, affiliates of those selling
        securityholders, and affiliates of CapSource, we are unable to concur with your view in
        response to prior comment 1 that the offering of the shares of common stock issuable
        upon exercise of warrants held by Pandora and Whitebox is not a primary offering.

Since CapSource is ineligible to conduct a primary offering on Form S-3, CapSource is ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act for the shares of common stock issuable upon exercise of warrants held by Pandora and Whitebox. CapSource must:

- File a registration statement for the "resale" offering at the time of each conversion because CapSource is ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).

- Identify the selling securityholders as underwriters in the registration statement.

- Include the price at which the underwriters will sell the securities.

Alternatively, CapSource may proceed with an offering under this registration statement by removing the shares of common stock issuable upon exercise of warrants held by Pandora and Whitebox.

2.   We note your statement in response to prior comments 7 and 8 that "it is unlikely that the warrants will be exercised unless the market price exceeds $.90 per share, and tabular disclosure of the item outlined above would not be meaningful." We are unable to concur with your view that tabular disclosure would not be meaningful because disclosures on the prospectus' outside front cover page and page 36 state that the average of the bid and asked prices of CapSource's common stock was $1.23 per share on April 19, 2007 and the average of the high and low bid prices of CapSource's common stock was $2.10 during the quarter ended December 31, 2006, $2.50 during the quarter ended September 30, 2006, and $2.00 during the quarter ended June 30, 2006. Thus, we reissue the comments in their entirety.

Executive Compensation, page 20

3.   Although disclosure states that the summary compensation table provides information on compensation during each of the past three years, only two years are included in the table. Small business issuers are required to provide information only for the last two fiscal years. See Item 402(b)(1) of Regulation S-B. Further, the new disclosure requirements and related rules for executive compensation published in Release No. 33-8732A include a transition provision that allows inclusion of a summary compensation table under the new rules with only the last year of compensation. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 22

4.   We are unable to locate a response to prior comment 13. As requested previously, for a beneficial owner such as Pandora that is not a natural person, identify the natural person or persons having sole or shared investment and voting control over the securities held by the beneficial owner.

Liquidity and Capital Resources, page 32

5.   You mention on page 32 that net cash used in operating activities for the year ended December 31, 2006 increased compared to the same period of last year, primarily due to the growth in inventory and rents and accounts receivable, partially offset by the increase in accounts payable and customer deposits. In fact, we note that inventory and accounts payable have increased $12.4 million and $9.3 million, respectively, during 2006. In your amended document, please include a more detailed discussion of the events that have contributed to such significant increases and how and when these balances will ultimately be relieved.

(1) Summary of Significant Accounting Policies, page F-8

(b) Liquidity, page F-8

6.   We have read your response to comment 16 in our letter dated February 2, 2007. You have indicated that you have modified your classification of the Navistar floor plan financing and related payments as financing cash inflows and outflows as stated in your original Form SB-2 filing and in accordance with Joel Levine's December 6, 2005 speech. We note that these amounts are material given your amended June 30, 2006 and September 30, 2006 Forms 10-QSB/A and assume that they are aggregated with other items in your amended Form SB-2/A statements of cash flows. As such, please revise your document to either separately state these amounts on your statements of cash flows on a gross basis, or disclose the amounts in your notes to the financial statements and tell us where you have aggregated such amounts on your statements of cash flows.

7.   We note in particular your response to comment 16(2) in our letter dated February 2, 2007 where you clarify that the amounts due to Hyundai are classified as trade payables, not trade loans. Please address the following in your amended document:

        • Disclose separately on the face of your balance sheet or in your notes to the financial statements the amounts in inventory and accounts payable related to your floor plan arrangement.

- Disclose the terms of your borrowings, including the fact that the payables do not carry any finance charges, nor are they secured by inventory.

- Describe the nature of the remaining accounts payable not related to the floor plan arrangement.

8. Address the need to further amend your Forms 10-QSB/A for the quarters ended June 30, 2006 and September 30, 2006 as well as your Form 10-KSB for the year ended December 31, 2006 to reflect the correct cash flow classifications for amounts related to your floor plan financing arrangement. Refer to our prior comment 16(5) in our letter dated February 2, 2007 related to restatement scenarios.

(10) Commitments and Contingencies, page F-20

9. We have read your response to comment 17 in our letter dated February 2, 2007. It appears that the transfer of consideration under the registration payment arrangement became probable and was reasonably estimated subsequent to the inception of the arrangement since you have recognized a liability of $138,000 as of December 31, 2006 in accordance with paragraph 10 of FSP EITF 00-19-2. Please confirm our understanding. If not, please tell us your consideration of paragraph 9 of the aforementioned FSP.

Exhibit 5.1

10. Refer to prior comment 19. For the number of shares of common stock issued and outstanding, limit the number of shares in the fourth paragraph to those being registered for resale under this registration statement. As drafted, it would appear that all of the 20,433,321 issued and outstanding shares and all of the 9,851,998 shares underlying outstanding warrants are being registered.

10-KSB

Forward Looking Statements, page 1

11. Refer to comments 5 and 22 in our February 2, 2007 letter. As requested previously, please delete the phrase "within the meaning of applicable securities legislation" and the statement "The SEC encourages companies to disclose forward-looking statements…." Alternatively, explain that CapSource is ineligible to rely on the safe harbor provision for forward-looking statements contained in applicable securities legislation.

Item 8A. Controls and Procedures, page 17

12.   Refer to comment 33 in our November 1, 2006 letter. As requested previously, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. <u>See</u> Rule 13a-15(e) under the Exchange Act.

13.   Refer to comment 34 in our November 1, 2006 letter. As requested previously, revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. <u>See</u> section II.F.4. of Release No. 34-47986.

<u>Item 10. Executive Compensation, page 22</u>

14.   As noted above, only two years are included in the summary compensation table although the introductory paragraph states that the table provides information on compensation during each of the past three years. Please revise in future filings.

<u>Item 11. Security Ownership of Certain Beneficial Owners and Management, page 25</u>

15.   Refer to comment 13 in our February 2, 2007 letter. For a beneficial owner such as Pandora that is not a natural person, identify the natural person or persons having sole or shared investment and voting control over the securities held by the beneficial owner.

<u>Exhibits 31.1 and 31.2</u>

16.   Refer to comment 33 in our February 2, 2007 letter. As requested previously, since Item 601(b)(31) of Regulation S-B does not include the statement beginning with the words "A signed original of this written statement" after the certifications under 5(a) and 5(b), please delete the paragraph.

<u>8-K/A3 dated May 1, 2006 and filed April 20, 2007</u>

<u>Exhibit 10.4</u>

17.   Refer to comment 29 in our February 2, 2007 letter. We are unable to locate these attachments in the refiled exhibit:

- Schedule 1.1(c).

- Schedule 1.2(b).

- Schedule 2.1(a); see section 4.5 of the exhibit.

- Schedule 3.7.

- Schedule 4.3.

- Schedule 4.9.

- Schedule 4.11.

- Schedule 4.13(b).

- Schedule 4.13(d).

- Schedule 4.15(b).

- Schedule 4.18.

- Schedule 5.3.

- Exhibit 9.1; see section 9.1(d) of the exhibit.

Please refile the exhibit in its entirety.

<u>Closing</u>

File amendments to the SB-2, the 10-KSB, and the 8-K dated May 1, 2006 and filed April 20, 2007 in response to the comments. To expedite our review, CapSource may wish to provide us three marked courtesy copies of the amendments. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CapSource thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CapSource and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If CapSource requests acceleration of the registration statement's effectiveness, CapSource should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CapSource from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CapSource may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that CapSource provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

                                     Very truly yours,

                                     Jennifer R. Hardy
                                     Legal Branch Chief

cc: Mr. Steven Reichert
          Vice President, General Counsel
          CapSource Financial, Inc.
          1729 Donegal Drive
          Woodbury, MN 55125

          David B. Dean, Esq.
          Rider Bennett LLP
          33 South 6th Street, Suite 4900
          Minneapolis, MN 55402